SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE YEARS ENDED DECEMBER 31, 2015, 2014, 2013, 2012 and 2011
(DOLLARS IN THOUSANDS)

	2015	2014	2013	2012	2011
Income before provision for income taxes from continuing operations	$233,793	$312,547	$105,508	$212,340	$121,373
Adjustments:
(Earnings) loss of equity investees	$(964)	$(2,313)	$(621)	$(9,670)	$(3,269)
Dividends and distributions of income from equity investees	5,409	4,768	4,911	10,339	6,031
Total interest expense (a)	191,447	174,862	162,937	128,553	106,128
Portion of rents representative of the interest factor (b)	7,249	6,451	3,429	2,239	1,302
Earnings, as adjusted	$436,934	$496,315	$276,164	$343,801	$231,565

Fixed Charges:
Total interest expense (c)	191,447	175,205	162,937	128,553	106,692
Portion of rents representative of the interest factor (b)	7,249	6,451	3,429	2,239	1,302
Total fixed charges	$198,696	$181,656	$166,366	$130,792	$107,994

Preferred stock dividends (d)	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$198,696	$181,656	$166,366	$130,792	$107,994

Ratio of earnings to fixed charges	2.20	2.73	1.66	2.63	2.14

Ratio of earnings to combined fixed charges and preferred stock dividends	2.20	2.73	1.66	2.63	2.14
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(a)    Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs.

(b)    Management believes this portion is representative of the interest factor.

(c)    Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)    There was no preferred stock issued or outstanding for any period present in the table.